UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-22430

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:           March 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Asyst Technologies, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

48761 Kato Road

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Asyst Technologies, Inc. is unable to file timely its Form 10-K for its fiscal year ended March 31, 2005, without unreasonable effort or expense, for the reasons announced in its press release issued on June 13, 2005, and also as summarized below.

The company is evaluating the reconciliation of certain inter-company transactions at Asyst Shinko, Inc. (ASI), the company’s 51%-owned joint venture in Japan. The company believes that ASI inaccurately recorded certain inter-company sales and costs with its subsidiaries during fiscal year 2005. As a result, the company has not been able to finalize its consolidated financial statements for its fiscal year 2005.

The company’s filing of its Form 10-K is also delayed because management has not completed its assessment of internal control over financial reporting.

The company disclosed in its Form 10-Q for the fiscal quarters ended September 25 and December 25, 2004, that internal control over financial reporting was not effective during its fiscal year 2005. Management has determined material weaknesses in internal controls existed as of March 31, 2005 and that internal control over financial reporting was not effective as of Mar. 31, 2005. Management expects to report details of its assessment and a summary of material weaknesses determined to exist as of March 31, 2005 in Management’s Report on Internal Control Over Financial Reporting, which will appear under Item 9A of the company’s Form 10-K when filed. In addition, management expects that its independent registered public accounting firm will issue an opinion that the company’s internal control over financial reporting was not effective at March 31, 2005.

The company anticipates it will file a complete Form 10-K on or before June 29, 2005, and that the Form 10-K will be deemed timely filed under SEC rules. The company has also informed Nasdaq of the company’s expectation to file its Form 10-K on or before June 29, 2005. However, the company is subject to a Nasdaq panel decision issued in January 2005 that requires the company to file timely all periodic reports through January 31, 2006, and states that an extension request under Form 12b-25 would not automatically be deemed an extension of filing deadlines for purposes of complying with this requirement. If a Nasdaq hearing panel determines the company’s Form 10-K was not timely filed, the company’s common stock could be immediately de-listed from The Nasdaq Stock Market.

Except for statements of historical fact, the statements in this form are forward-looking. The forward-looking statements include statements regarding the content and timing of the filing of the company’s Form 10-K, the timing and results of the reconciliation of inter-company transactions and the impact of that reconciliation on the company’s financial statements and earnings, the timing and content of management’s assessment of internal control, and possible Nasdaq actions.

The forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. These factors include, but are not limited to uncertainties related to ASI’s ability to remedy difficulties in its financial reconciliation and closing processes, to maintain effective business and compliance practices, and to hire and retain an adequate number of qualified local finance and accounting personnel; possible need to seek from Nasdaq an extension of time to file our complete Form 10-K in order to avoid possible de-listing of our common stock from the Nasdaq National Market, and risk that our common stock may be de-listed with or without a hearing in the event our Form 10-K is not filed in a timely manner; uncertainties associated with any hearing or appeals that seek to avoid de-listing for failure to file timely periodic reports with the SEC; uncertainties relating to management’s estimate of the time needed to complete management’s assessment of internal control in accordance with an appropriate framework; uncertainties relating to management’s estimate of the time needed to complete our fiscal year 2005 Form 10-K and by our independent accounting firm to complete its required audit opinion on our financial statements and attestation report on management’s assessment of internal control; uncertainties associated with lawsuits that might be filed against the company, and/or its management or directors, as a result of the matters discussed above; and whether the SEC will commence an inquiry and/or investigation into these or other matters affecting the company; and uncertainty whether the final resolution of the matters described above will require a restatement of fiscal year 2005 quarterly or other prior period financial statements.

The forward-looking statements are also subject to the general business risks described in previous SEC filings include the company’s Forms 10-Q for the periods ending September 25, 2004 (particularly pages 33-45) and December 25, 2004 (particularly pages 29-45), and the company’s Form 10-K for the year ended March 27, 2004 (particularly pages 27-38).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert J. Nikl (Name)	510 (Area Code)	661-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company expects to report the following, which is subject to further changes as a result of the company’s ongoing review of matters discussed above in this form and the completion of the company’s year-end financial statements. The following discusses the company’s twelve months ended March 31, 2005, operating results that are unaudited:

Subject to the outcome of the company’s reconciliation evaluation referred to above, and as previously reported in its press release dated May 10, 2005, the company’s net sales for fiscal year 2005 were $611.5 million, an increase of 103% from $301.6 million for fiscal year 2004. This increase in revenues was mainly attributable to increased demand for semiconductor manufacturing equipment during fiscal 2005 and higher sales of AMHS products to flat panel display manufacturers. Net loss for fiscal year 2005 was ($18.6) million, or ($0.39) per share, compared to a net loss of ($83.4) million or ($2.00) per share for fiscal year 2004. The reduced net loss was primarily attributable to a substantial increase in revenues and improved gross margin as a result of reductions in fixed manufacturing costs, reduced material costs, and better management of other costs of goods sold. In addition, research & development spending was reduced by $1.7 million; however selling, general, and administrative expenses increased by $13.4 million.

Asyst Technologies, Inc.
(Name of Registrant, as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2005	By:	/s/ Robert J. Nikl

Robert J. Nikl
Senior Vice President, Chief Financial and Accounting Officer

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